J.P. MORGAN SECURITIES LLC 383 Madison Avenue New York, NY 10179	CREDIT SUISSE SECURITIES (USA) LLC Eleven Madison Avenue New York, NY 10010

March 18, 2013

Re:	Enanta Pharmaceuticals, Inc. Registration Statement on Form S-1 Registration File No. 333-184779

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Dear Sir/Madam:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933 (the “Act”), we, as representatives of the several Underwriters, wish to advise you that 6,704 copies of the Preliminary Prospectus dated March 5, 2013, were distributed during the period March 5, 2013 through 5:00 p.m. New York City Time, March 15, 2013, to prospective underwriters, institutions, dealers and others.

We were advised on January 18, 2013 by the Corporate Financing Department of the Financial Industry Regulatory Authority that it has reviewed the above-captioned proposed offering and that it has determined to raise no objections with respect to the fairness of the terms and arrangements of the offering.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

In accordance with Rule 461 of the Act, we hereby join in the request of Enanta Pharmaceuticals, Inc. for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 3:00 p.m. New York City Time on March 20, 2013, or as soon thereafter as practicable.

[Remainder of page intentionally left blank]

Very truly yours,

By:	J.P. MORGAN SECURITIES LLC

By:	/s/ Sri Kosaraju
Name: Sri Kosaraju
Title: Managing Director

By:	CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Charles W. Newton
Name: Charles W. Newton
Title: Managing Director

2